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                                                                     EXHIBIT 4.1

                               GLOBAL MARINE INC.

                               7% Notes Due 2028

          A series of Securities is hereby established pursuant to Section 2.01 of the Indenture dated as of September 1, 1997 between Global Marine Inc. (the "Company") and Wilmington Trust Company (the "Trustee"), as follows:

     1. The title of the Securities of the series shall be "7% Notes Due 2028" (the "Notes").

     2. The limit upon the aggregate principal amount of the Notes that may be authenticated and delivered under the Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of other Notes pursuant to Sections 2.08, 2.09, 2.12, 3.07 or 9.05 of the Indenture) is $300,000,000.

     3. The Notes shall be issued as permanent Global Securities (as defined in the Indenture) under the Indenture. The Depository Trust Company is hereby designated as the Depositary for the Global Securities under the Indenture.

     4. The date on which the principal of the Notes is payable shall be June 1, 2028.

     5. The rate at which each of the Notes shall bear interest shall be 7% per annum. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The date from which interest shall accrue for each of the Notes shall be May 26, 1998. The Interest Payment Dates (as defined in the Indenture) on which interest on the Notes shall be payable are June 1 and December 1, commencing December 1, 1998. Interest on the Notes shall be payable to the persons in whose name the Notes are registered at the close of business on the Record Date (as defined below) for such interest payment. The record dates (each a "Record Date") for the interest payable on the Notes on any Interest Payment Date shall be the May 15 and November 15, as the case may be, immediately preceding such interest payment date.

     6. The place or places where the principal of, premium (if any) on and interest on the Notes shall be payable is at the office or agency of the Trustee in New York, New York. Payments in respect of the Notes evidenced by a Global Security (including principal, premium, if any, and interest) shall be made by wire transfer of immediately available funds to the accounts specified by the Holder (as defined in the Indenture) of the Global Note. In all other cases, payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as such address shall appear in the register of the Notes maintained by the Registrar (as defined in the Indenture).

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     7.   The Notes will be redeemable, at the option of the Company, at any time, in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice as provided in the Indenture, on any date prior to maturity (the "Redemption Date") at a price (the "Redemption Price") equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) plus the Make-Whole Premium, if any. In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

     The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

     (i) the sum of the present values, calculated as of the Redemption Date, of:

     (A) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

     (B) the principal amount that, but for such redemption, would have been payable at the final maturity of the Notes (or portion thereof) being redeemed;

               over

     (ii) the principal amount of the Note (or portion thereof) being redeemed.

The present values of interest and principal payments referred to in clause (i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 30 basis points.

     The Make-Whole Premium shall be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation shall be made by Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield shall be

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determined as of the third Business Day (as defined in the Indenture)
immediately preceding the applicable Redemption Date. The weekly average yields of United States Treasury Notes shall be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15 (519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield shall be equal to such weekly average yield. In all other cases, the Treasury Yield shall be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields as calculated by interpolation shall be rounded to the nearest 1/100th of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield shall be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     8. The Notes shall not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

     9. The Notes shall be in substantially the form of Annex A hereto (the "Form of Note").

     10. Each Note that is a Global Security shall bear the legend set forth on the face of the Form of Note.

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